

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

April 14, 2009

Mr. Edward M. Krell
Chief Executive Officer
Destination Maternity Corporation
456 North Fifth Street
Philadelphia, PA 19123

> **Re: Destination Maternity Corporation**
> **Form 10-K for the Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **Response Letter Dated April 1, 2009**
> **File No. 0-21196**

Dear Mr. Krell:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   Sincerely,

   Tia Jenkins
   Senior Assistant Chief Accountant
   Office of Beverage, Apparel and
          Health Care Services